

SECUI 07000779 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN, CPA NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN CPA PLLC
(Name – *if individual, state last, first, middle name*)

56 ST. JAMES PLACE (Address) NEW YORK (City) NEW YORK (State) 10038 (Zip Code)



SEC MAIL PROCESSING
RECD
FEB 0 7 2007
WASH. D.C.
SECTION

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2007

Signature

PRESIDENT

Title

2/1/07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 ST. JAMES PLACE
NEW YORK, N.Y. 10038
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2006 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.



Daniel K. Kwan, C.P.A.
New York, New York
February 6, 2007

TRADERFIELD SECURITIES, INC
Balance Sheet
For The Year ended December 31, 2006

Assets:

Cash			$	173,944
Accounts Receivable				30,590
Clearing Account Deposit				81,745
Furniture & Equipment	$	83,931		
Accumulated Depreciation		(83,931)		-
Other Assets				65
Total Assets			$	286,344

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	738		
Commission Payable		1,764		
Total Liabilities			$	2,502
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares	$	100,000		
Retained Earnings		183,842		
Total Shareholders' Equity			$	283,842
Total Liabilities & Shareholder's Equity			$	286,344

TRADERFIELD SECURITIES, INC.

Income Statement

For The Period of January 1, 2006 to December 31,2006

Income:				
Commission Income			$	605,662
Interest Income				11,993
Rebate & Service Income				136,963
Other Income				15,589
Gross profit			$	770,207
Expenses:				
Salaries & Commission Expense	$	232,848		
Commission to Other Brokers		175,957		
Clearing Agent Commission		106,560		
Postage		5,898		
Payroll Taxes		19,751		
Real Estate Taxes		9,756		
Rent		60,000		
Office Expenses		20,602		
Telephone		8,495		
Utilities		3,386		
Exchange Fees		6,919		
Entertainment		5,664		
Repairs & Maintenance		456		
Condo Maintenance Fee		5,823		
Insurance		38,259		
Professional Fee		1,500		
Travel Expense		2,547		
Depreciation Expense		671		
Subscriptions		1,341		
Misc. Expense		10,944		
Bank Charge		1,169		
Subscriptions to Market Programs		25,101		
Errors Account		1,472		
Total Expenses			$	745,119
Net Profit			$	25,088

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2006

Balance, Beginning	$	258,754
Net Income for the year	$	25,088
Balance, Ending	$	283,842

TRADERFIELD SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	22,652
Cash flows from investing activities:				
Cash paid to acquire equipment	$	-		
Net cash used by investing activities:				-
Net increase (decrease) in cash			$	22,652
Cash and cash equivalents, beginning of year				233,035
Cash and cash equivalents, end of year			$	255,687

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	25,088
ADD:	Depreciation Expenses	$	671		
	Decrease in Other Assets		245		
	Subtotal			$	916
LESS:	Increase in Accounts Receivable		3,087		
	Decrease in Accountis Payable		265		
	Subtotal				3,352
Net Cash flow from operating activities				$	22,652

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2006

Total Shareholders' Equity		$	283,842
Deduct:	Non-Allowable Assets		12,517
Net Capital before Haircuts on Securities Positions			271,325
Deduct:	Haircuts on Securities		1,226
Net Capital		$	270,099

TRADERFIELD SECURITIES, INC.
Computation of Basic Net Capital Requirement
For Year Ended December 31, 2006

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	167
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	270,099
LESS: Net Capital Requirement	$	50,000
Excess: Net Capital	$	220,099

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2006

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.

END